*AB 3/14

11019807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

[redacted]

FORM X-17A-5
PART III

MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH., D.C. 200

SEC FILE NUMBER
8- 41426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBR Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 19th Street North
(No. and Street)

Arlington, VA 22209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janelle R. Schutt 703-312-9747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard, McLean, VA 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/7

OATH OR AFFIRMATION

I, Janelle Schutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBR Investment Services, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City/County of Arlington
Commonwealth of Virginia
Sworn to and subscribed before me this 14th day of January, 2011
Witness my hand and official seal.
Lois Ann Cady Notary Public

Lois Ann Cady
Notary Public

Janelle Schutt
Signature

Chief Financial Officer & Treasurer
Title

LOIS ANN CADY
NOTARY PUBLIC
REGISTRATION # 7046227
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
DECEMBER 31, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBR Investment Services, Inc.

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	942,272
Receivables:		
12b-1 fees		238,231
Due from affiliates		24,677
Other		3,846
Prepaid expenses and other assets		17,384
Total assets	$	1,226,410
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	344,552
Due to affiliates		373,945
Total liabilities		718,497
Shareholder's equity:		
Common stock, $1 par value, 2,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		27,000,455
Accumulated deficit		(26,493,542)
Total shareholder's equity		507,913
Total liabilities and shareholder's equity	$	1,226,410

The accompanying notes are an integral part of these financial statements.